UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Novatel Wireless, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

66987M604
(CUSIP Number)

TIMOTHY MAGUIRE
MAGUIRE ASSET MANAGEMENT, LLC
1810 Ocean Way
Laguna Beach, California 92651
(610) 517-6058
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 66987M604

1	NAME OF REPORTING PERSON MAGUIRE FINANCIAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,252,229*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,252,229*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,252,229*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON PN

*	Includes an aggregate of 503,400 Shares underlying call options exercisable within 60 days of the date hereof.

CUSIP NO. 66987M604

1	NAME OF REPORTING PERSON TIMOTHY MAGUIRE FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 141,714
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 141,714
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 66987M604

1	NAME OF REPORTING PERSON MAGUIRE ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,252,229*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,252,229*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,252,229*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

*	Includes an aggregate of 503,400 Shares underlying call options exercisable within 60 days of the date hereof.

CUSIP NO. 66987M604

1	NAME OF REPORTING PERSON TIMOTHY MAGUIRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,393,943*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,393,943*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,393,943*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

*	Includes an aggregate of 503,400 Shares underlying call options exercisable within 60 days of the date hereof.

CUSIP NO. 66987M604

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,748,829 Shares beneficially owned by the Fund (excluding call options) is approximately $7,390,777, including brokerage commissions.

The aggregate purchase price of certain call options exercisable into 503,400 Shares beneficially owned by the Fund is approximately $683,366, including brokerage commissions.

The Shares purchased by the Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 141,714 Shares beneficially owned by the Fund is approximately $272,899, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Based on the Reporting Persons’ recent conversations with management of the Issuer, the Reporting Persons are extremely confident that the Issuer can achieve sustained growth and profitability for the foreseeable future. In addition, the Reporting Persons believe the Issuer’s stock presents a compelling value at these levels.

In addition, on June 22, 2015, the Reporting Persons sent a letter to the Issuer’s Chief Executive Officer, Alex Mashinsky, with a copy to Chair of the Board Sue Swenson and directors Philip Falcone and Robert Pons, regarding the Issuer’s tremendous opportunity to benefit from the growth potential that exists in the IoT market.  The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each Reporting Person is based upon 50,126,853 Shares outstanding as of May 4, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2015.

As of the close of business on June 22, 2015, the Fund beneficially owned 3,252,229 Shares, including 503,400 Shares underlying the call options referenced in Item 6, constituting approximately 6.4% of the outstanding Shares. Maguire Asset Management, as the general partner of the Fund, and Mr. Maguire, as the managing member of Maguire Asset Management, may be deemed to beneficially own the Shares beneficially owned by the Fund.

As of the close of business on June 22, 2015, the Foundation beneficially owned 141,714 Shares, constituting less than 1% of the outstanding Shares. Mr. Maguire, as the president of the Foundation, may be deemed to beneficially own the Shares beneficially owned by the Foundation.

CUSIP NO. 66987M604

Each Reporting Person disclaims beneficial ownership with respect to any Shares other than the Shares owned directly by such Reporting Person.

(b)           Maguire Asset Management, the Fund, and Mr. Maguire have the sole power to vote or direct the vote of and to dispose or direct the disposition of the Shares reported owned by the Fund.

The Foundation and Mr. Maguire have the sole power to vote or direct the vote of and to dispose or direct the disposition of the Shares reported owned by the Foundation.

(c)           The transactions in the Shares on behalf of the Fund and the Foundation during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The Fund has purchased in the open market call options referencing an aggregate of 503,400 Shares, which have an exercise price of $4.00 per Share and expire on December 18, 2015.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Chief Executive Officer

CUSIP NO. 66987M604

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 2015

/s/ Timothy Maguire
TIMOTHY MAGUIRE

MAGUIRE ASSET MANAGEMENT, LLC

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	Managing Member

MAGUIRE FINANCIAL, LP
By:	Maguire Asset Management, LLC, its general partner

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	Managing Member

TIMOTHY MAGUIRE FOUNDATION

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	President

CUSIP NO. 66987M604

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

MAGUIRE FINANCIAL, LP

Sale of Common Stock	(10,000)	4.6385	05/12/2015
Purchase of Call Option	500,000 (1)	5.3412	05/13/2015
Sale of Put Option	(100,000) (2)	4.6257	05/14/2015
Sale of Put Option	(300,000) (3)	3.8500	06/02/2015
Purchase of Call Option	3,400 (4)	4.8000	06/04/2015
Purchase of Common Stock	14,400 (5)	5.0000	06/18/2015
Purchase of Common Stock	85,600 (5)	5.0000	06/19/2015
Purchase of Common Stock	300,000 (5)	4.0000	06/19/2015

_______________
1	Represents shares underlying American-style call options purchased in the open market, which have a strike price of $4.00 per Share. These call options expire on December 18, 2015.
2	Represents shares underlying American-style put options sold in the open market, which had a strike price of $5.00 per Share. These put options expired on June 19, 2015.
3	Represents shares underlying American-style put options sold in the open market, which had a strike price of $4.00 per Share. These put options expired on June 19, 2015.
4	Represents shares underlying American-style call options purchased in the open market, which have a strike price of $5.00 per Share. These call options expire on December 18, 2015.
5	Represents shares purchased in connection with the exercise of certain put options by counterparties.